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                                  STANTEC INC.

         THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT FOR USE AT THE
           ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF STANTEC INC.
                           TO BE HELD ON MAY 10, 2005

By signing below, you, a participant in Stantec's Employee Share Purchase Plan, are appointing Anthony P. Franceschini, Stantec's President and CEO, or failing him, Jeffrey S. Lloyd, Stantec's Secretary, or instead of either of them, (insert name)___________________________________________________________________
__________________________________________________________(who need not be a shareholder), as your proxy, with full power of substitution, to attend, vote and act on your behalf at STANTEC'S ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 10, 2005, AND AT ANY CONTINUATION, ADJOURNMENT OR POSTPONEMENT (THE "MEETING"), and the person(s) named above are authorized and directed to vote as follows:

   1. The election of the following person as directors:

                                         FOR     WITHOLD                        FOR     WITHOLD
      Neilson A. "Dutch" Bertholf, Jr.   [ ]       [ ]     William D. Grace     [ ]       [ ]
      Robert J. Bradshaw                 [ ]       [ ]     Susan E. Hartman     [ ]       [ ]
      E. John (Jack) Finn                [ ]       [ ]     Robert R. Mesel      [ ]       [ ]
      Anthony P. Franceschini            [ ]       [ ]     Ronald P. Triffo     [ ]       [ ]

   2. The reappointment of Ernst & Young, Chartered Accountants, as Stantec's auditor and authorizing the directors to fix the auditor's remuneration.

      [ ] FOR  [ ] WITHHOLD FROM VOTING

   3. The resolution confirming the amendment of Stantec's Employee Share Option Plan setting the number of Common Shares reserved for issuance under that plan at of 10% of Stantec's current issued and outstanding shares being 1,892,718 Common Shares.

      [ ] FOR  [ ] AGAINST

   4. The amendment of Stantec's by-laws relating to director residency and quorum.

      [ ] FOR  [ ] AGAINST

   5. The amendment of Stantec's articles relating to appointing additional directors in between shareholder meetings.

      [ ] FOR  [ ] AGAINST

   6. Such other business as may properly come before the meeting.

This form, once completed, instructs your proxy to vote on each of the above matters as directed and confers discretionary authority on your proxy to vote on any amendment or variation to the above

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matters and any other matter that may properly come before the Meeting. At the date of mailing, the management of Stantec knows of no such amendment, variation or other matter.

THIS PROXY IS SOLICITED ON BEHALF OF STANTEC'S MANAGEMENT. YOU HAVE THE RIGHT TO APPOINT A PERSON OF YOUR CHOICE, WHO NEED NOT BE A SHAREHOLDER OF STANTEC TO REPRESENT YOU AND TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT SOMEONE OTHER THAN MANAGEMENT'S REPRESENTATIVES LISTED ABOVE, PLEASE INSERT THE NAME OF THE OTHER PERSON YOU WISH TO APPOINT IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.

You hereby revoke any proxy previously given and ratify all that your proxy may do.

DATED________________, 2005   __________________________________________________
                              Signature

                              __________________________________________________
                              Name

   Instructions:

   1. This proxy must be dated and signed by the shareholder or his or her attorney duly authorized in writing.

   2. To be valid, this proxy must be deposited no later than 5:00 PM (MDT) on May 6, 2005 or, if the Meeting is adjourned, 5:00 PM (MDT) on the second business day before the any adjournment, with CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue SW, Calgary AB T2P 2Z1.

   3. Please refer to the accompanying management information circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

   4. If the proxy form is not dated in the space provided, it is deemed to be dated the date on which it was mailed to you. 5. IF YOU DO NOT SPECIFY HOW TO VOTE ON A MATTER, YOUR PROXY WILL BE VOTED FOR THAT MATTER.